

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Shi Qiu
Chief Executive Officer
Mercurity Fintech Holding Inc.
1330 Avenue of the Americas, Fl 33
New York, NY 10019

> **Re: Mercurity Fintech Holding Inc.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed April 25, 2023**
> **File No. 001-36896**

Dear Shi Qiu:

We have reviewed your August 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Form 20-F for the year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
D. Trend Information, page 70

1. We have reviewed your response to prior comment 1. In your response, you state that you will, together with Dheng, continue to vigorously pursue the Recovery Proceeding, attempting to regain your cold wallet and the related cryptocurrencies. Please reconcile this to your statement that if the case enters the judicial procedures, the Company can submit evidence to the court to plead for restoration of its ownership and control rights over the cold wallet and cryptocurrencies. In this regard:
   • More fully articulate your view that the cryptocurrencies were wrongfully seized and that control over these cryptocurrencies will be recovered by the Company;
   • Clarify what a Recovery Proceeding is and how it relates to what you refer to as

entering "judicial procedures;"
- Explain whether the case entering the judicial procedures is the only mechanism under the law to recover your cryptocurrencies or if there are other means of recovery;
- Tell us whether there are any conditions precedent to entering into the judicial process. If so, explain whether you believe those conditions represent uncertainties related to the seizure of your cryptocurrencies; and
- Update for us the chronology of events since March 1, 2023.

<u>Item 15. Controls and Procedures, page 101</u>

2. We note your response to prior comment 2 provides that regarding your digital asset hardware cold wallet, the password and key of the safe were kept by the former Acting CFO, Wei Zhu, and your Cashier, respectively, and that you plan to make the new adjustments provided to your policy once the seizure of your digital assets is lifted. Please provide us the following:
- Clarify for us if your Cashier is in the CFO's chain of command;
- If so, tell us how the Cashier being in the same chain of command provides effective internal controls over financial reporting and reference for us the authoritative guidance you rely upon to support your conclusion; and
- Please tell us if your digital asset policy is currently in compliance with your new standards, and if not, clarify what remediation remains pending.

<u>Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 104</u>

3. We note your proposed statement that you reviewed your register of members and Schedules 13G filed by holders of your ordinary shares in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

5. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. In this regard, we note that your list of subsidiaries in Exhibit 8.1 appears to

indicate that you have subsidiaries in Hong Kong and countries outside China.

- With respect to (b)(2), please revise your proposed disclosure to clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

- With respect to (b)(3), please revise your proposed disclosure to provide the required information for you and all of your consolidated foreign operating entities and reference the jurisdiction of your auditor, which the PCAOB was unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

6. With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to the best of our knowledge." Please revise your proposed disclosure to confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Consolidated Statements of Cash Flows, page F-13

7. We note your response to prior comment 5 and reissue our comment in part.
Please provide us a fulsome response that includes references to the authoritative literature that supports your accounting for these cash flows within operating activities, instead of investment activities. Further, quantify for us the amount of purchases and sales of digital assets held for each of the years presented. In addition, other than the cryptocurrencies seized by the government authorities, tell us how long you held each significant cryptocurrency in each period presented.

Note 3. Summary of Significant Accounting Policies
Revenue Recognition
Cryptocurrency Mining, page F-30

8. We note your response to prior comment 8 and reissue our comment in part. Please provide us a fulsome response with a detailed analysis of your cryptocurrency mining revenue recognition accounting policy that addresses the following:
- Tell us the authoritative literature that supports your accounting, specifically for the following:
    ◦ Explain your consideration as to whether the provision of storage capacity to mine Filecoin is a lease under ASC 842;
    ◦ Tell us how measuring the cryptocurrencies received at the fair value on the date received is consistent with the guidance in ASC 606-10-32-21 to value that consideration at contract inception;
    ◦ Tell us how the global cryptocurrency information platform "Feixiaohao" can be your principal market, or in the absence of a principal market, the most advantageous market under ASC 820-10-35-5 when it appears that it is not a

    market where cryptocurrencies can be bought and sold; and
- ° Tell us what portions of the consideration you are due is variable, how you made such determination and how you apply the variable consideration constraint under ASC 606-10-32-11.

- We note that both Cologix service orders filed as Annex 8.2 are signed by both parties on October 1, 2022, but each references prior service orders which these replace. Please confirm the inception date for these Filecoin data center services, explain the nature of the prior service orders, and provide the prior contracts if necessary.
- Provide us your contract with the Filescan platform as we were unable to access the contract terms through the internet link provided in your response. Tell us:
  - ° Whether Filescan is a mining pool operator or whether you mine Filecoin directly on the Filecoin network through Filescan;
  - ° The mechanics of how a Filecoin is mined on the Filecoin network including how you provide computer storage to mine Filecoin; and
  - ° Whether you pay any fees to a Filecoin mining pool operator or sharing mining service provider, and if so, tell us how you account for the fees.
- As the Carpenter Creek/Bitdeer contract was for the six months of October 2021 to April 2022, and your response indicates the Bitcoin sharing business suffered a large loss in 2021, please revise to include quantified disclosure of the 2021 Bitcoin loss.

Consultation Services, page F-31

9. We note your response to prior comment 9 and reissue our comment in part. Please provide us a fulsome response regarding the customer not being obligated to pay your $3 million "incentive" fee if their initial public offering is not completed that includes the following:
- Tell us why over time recognition is appropriate under ASC 606-10-25-27 through 25-29 or why the fee you recorded is not considered variable and constrained under ASC 606-10-32-11; and
- Clarify how you determined that the $80,000 consultation service revenue you recognized in 2022 represents 50% completion of the consulting agreement.

Technical Services, page F-31

10. We note your response to prior comment 10 and reissue our comment in part. Please provide us a fulsome response regarding the following:
- Reference for us the authoritative literature you rely upon to support your accounting for your software development services and also your other services;
- For contracts with both software development and other services, tell us how you identify the different performance obligations and how you allocate arrangement consideration to each performance obligation; and
- Please revise your disclosure to quantify and discuss the nature of your significant revenue over the periods presented.

Share-based payments, page F-33

11. We acknowledge your response to prior comment 11. Please revise your proposed disclosure to be included in future filings to address the following:
   • Revise your disclosure about awards with market conditions to add a sentence that indicates that compensation cost is not reversed if a performance condition is met but a market condition is not met. See ASC 718-10-30-14; and
   • Revise your disclosure about the estimation of forfeitures to clarify that you have a policy election as to whether to estimate forfeitures or recognize them when they occur. In this regard, the fourth paragraph of your proposed disclosure indicates that ASC 718 requires the estimation of forfeitures. See ASC 718-10-35-3.

Segment Reporting, page F-34

12. We note your response to prior comment 12 that includes ASC 280-10-50-41 geographic information. Please revise your disclosure in future filings to provide the following:
   • Your revenue and asset information for the same periods that your income statement and balance sheet are presented. In this regard we note that your revenue information is not provided for the year ended December 31, 2020;
   • The entity wide long-lived asset information required by ASC 280-10-50-41b. In this regard, we note that you provide only cryptocurrency information and exclude your property and equipment;
   • The major customer information required by ASC 280-10-50-42, including the total revenue from each customer that provided 10% or more of your revenues for each period presented. We note your disclosure on page 5 that the loss of any one of your customers could have an adverse impact on your revenue; and
   • As your Hong Kong subsidiary revenue is material, separately disclose this individual foreign country, as required by ASC 280-10-50-41(a).

Note 9. Intangible Assets, Net, page F-40

13. We have reviewed your response to prior comment 16. Please provide us an accounting analysis citing specific authoritative literature that supports your determination to (A) not derecognize the seized cryptocurrencies you did not control on your balance sheet at December 31, 2022 and (B) recognize a recovery prior to such recovery occurring. As part of your analysis,
   • Clarify whether the asset you had at December 31, 2022, was a crypto asset or a right to recover crypto assets. If it is a right to recover crypto assets, clarify whether that right is to recover the quantity of crypto assets seized or alternatively a fiat currency amount and how such fiat currency amount would be determined;
   • Demonstrate how the specific authoritative literature on which you reply supports not derecognizing the crypto assets you did not control (i.e., those seized by the Public Security Bureau) at December 31, 2022 because the Recovery Proceeding had not yet concluded;
   • If you believe ASC 450 Contingencies applies, tell us why and how you applied the

> guidance in this circumstance given that the seizure and loss of control has already occurred. In addition, tell us whether your accounting contemplates the price volatility of the crypto and explain whether there are circumstances where price volatility represents an additional loss or contingent gain and the reasons why;
>
> - Explain why the seizure of the Company's safe and its contents as well as the transfer of cryptocurrency to a wallet not controlled by the Company is not contradictory evidence to the Company's assertion of recovery; and
>
> - Clarify for us whether you recognize impairment of the seized crypto assets you have not derecognized whenever their carrying value exceeds their fair value and how your accounting for impairment interfaces with the authoritative literature on which you relied to not derecognize the seized crypto assets.

14. We acknowledge your response to prior comment 17 and your intent to reconsider the nature of USD Coins and record them as financial instruments if you are able to regain control of them. We note that you should have accounted for USD Coins as financial assets prior to their seizure by the Public Security Bureau. Acknowledging that we still have questions about the accounting for your seized cryptocurrencies in the preceding comment, please address the following:

    - Tell us how you intend to account for USD Coins as financial assets and reference for us the authoritative literature you rely upon to support your accounting. Clarify in your response whether you will elect any optional accounting;

    - Tell us how you intend to present the USD Coin financial asset prior to its seizure on your December 31, 2021 balance sheet; and

    - Tell us how you intend to correct the error in your accounting for USD Coins as an indefinite-lived intangible asset prior to its seizure.

15. We acknowledge your response to prior comment 18. Please tell us and revise future filings if needed, to clarify certain inconsistencies in your intangible asset roll forward table in your response, as follows:

    - Enhance your disclosure for footnote (v) on impairment to clarify the following:
        ◦ For 2022, disclose the remaining $26,957, identify the intangible asset (s) to which it relates and why it was impaired; and
        ◦ For 2021, clarify why you indicate that $1,208,339 of impaired FFcoins was recognized in 2021 when it appears that this amount is the sum of the $372,995 of FFcoin impairment for 2021 included in the roll forward plus the $835,344 impairment recorded in 2020. Clarify how the $835,344 of impairment recorded in 2020 can be related to an FFcoin platform that went out of business in 2021.

    - In footnote (v) and the first paragraph after the footnotes to your proposed revised rollforward you disclose the 2022 impairment as $3,144,053 (an amount that agrees with your consolidated statements of operations. In your proposed revised disclosure to prior comment 7 you disclose this impairment amount as $3,150,966. Explain this difference or revise your proposed disclosure to remove this inconsistency.

16.   We note your response to prior comment 22 and reissue our comment in part. Please provide us the following:
- Please tell us how much, if any, of the $137,195 of cost to develop your initial version of your quantitative trading software was capitalized or expensed in both 2021 and 2022;
- As this software is integral to your business purpose, provide us your accounting policy for determining whether to capitalize or expense the costs related to this and any other software development; and
- Tell us the authoritative literature you used to support your accounting.

Note 11. Income Taxes, page F-43

17.   We acknowledge your response to the first bullet of prior comment 23. Although your ability to realize deferred tax assets is dependent on your ability to generate sufficient taxable income within the carry forward years provided for in the tax law, it is unclear how your belief that your Hong Kong subsidiary can generate enough profits in the future to make up for previous losses represents sufficient objective verifiable evidence under ASC 740-10-30-23 to record a deferred tax asset. In this regard, we note that both ASC 740-10-30-21 and 30-23 indicate that a history of cumulative operating losses in recent years is difficult to overcome. Please provide us your detailed analysis supporting why you should not have a full valuation allowance against your deferred tax assets. In your response, separately analyze each significant tax jurisdiction:
- Tell us your tax loss carryforwards and other deferred tax assets and liabilities;
- Tell us the tax income/loss for each of the last three years;
- Provide a listing of all negative and positive evidence under ASAC 740-10-30-17. Include the uncertainty associated with the recovery of your seized cryptocurrencies as negative evidence or explain to us why this uncertainty should either not be considered in your valuation allowance assessment or is not a piece of negative evidence; and
- To the extent you rely on forecasts of future taxable income (solely or partially), tell us the amounts of this income, when you expect to earn this income and how forecasted income is objectively verifiable positive evidence to overcome the actual verified negative evidence of historical operating losses.

18.   We acknowledge your response to the second bullet of prior comment 23. You continue to depict a valuation allowance as a deferred tax asset (i.e., a debit balance) in your response. A valuation allowance on deferred tax assets is a contra account (i.e., a credit balance) that reduces a deferred tax asset as indicated in the definition of a deferred tax asset in ASC 740-10-20. Whether or not you can support the recognition of a net deferred tax asset in response to the preceding comment, please provide us a proper table under ASC 740-10-50-2 that depicts each deferred tax asset and deferred tax liability with any valuation allowance reducing net deferred tax assets, with the total agreeing to any net deferred tax asset or liability depicted on your balance sheet. To the extent you have a deferred tax asset related to cryptocurrency impairments, identify it as such.

Note 13. Shareholders' Equity, page F-47

19. We note your response to prior comment 24 and reissue our comment in part. Please provide the following:
   - Provide us the authoritative literature that you used to support your accounting;
   - Tell us your consideration of the guidance in ASC 805-50-25-1 and 30-1 to 30-3;
   - Although you appear to have issued stock on December 15, 2022 tell us the date when you obtained title to the mining equipment under the agreement;
   - Confirm to us that the 104646.5806 of Filecoins did not become your property until the January 22, 2023 supplemental agreement; and
   - Clarify what is the date that you received the Filecoins, and the closing price of your stock on that day that was used for valuation.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets